UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN
Plan number: 007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AVX 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AVX 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (at end of year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 18, 2005

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2003 and 2004

	2003	2004
ASSETS:
Investments, at fair value:
AVX Corporation Common Stock	$2,521,836	$2,542,440
Kyocera Corporation American Depository Shares	1,966,651	2,691,452
Money Market Fund	2,225,342	4,006,457
Mutual Funds	3,858,812	6,448,053
Common/collective trust	123,447	120,604
Participant loans	1,021,282	1,540,184
Subtotal	11,717,370	17,349,190
Interest in AVX Corporation Master Trust	2,048,812	3,239,490
Total Investments	13,766,182	20,588,680
Receivables:
Employer contributions	262,160	240,575
Participant contributions	21,328	---
Total Receivables	283,488	240,575

Net assets available for benefits	$14,049,670	$20,829,255

The accompanying notes are an integral part of the financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2004

Additions:	2004
Investment income (loss):
Net depreciation in fair value of investments	$(19,035)
Interest and dividends	286,256
Net investment gain from interest in AVX Corporation Master Trust	446,026
Net investment income	713,247

Contributions:
Participant	1,361,786
Employer	1,014,451
Total contributions	2,376,237

Transfers into Plan	5,033,928

Total additions	8,123,412

Deductions:
Benefits paid to participants	1,220,054
Administrative expenses	123,773

Total deductions	1,343,827

Net increase	6,779,585

Net assets available for benefits:
Beginning of year	14,049,670
End of year	$20,829,255

The accompanying notes are an integral part of the financial statements.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan"). Participants should refer to the Plan document for more complete  information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, Olean and Sun Valley facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment). The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by HSBC Bank USA (“Trustee”). On January 1, 2004 the Plan name was changed from AVX Corporation 401(k) Plan for Hourly-Paid Employees to AVX 401(k) Plan.

Contributions:

For hourly employees in the Myrtle Beach, Conway and Olean facilities, employee contributions are limited to the lesser of fifteen percent (15%) of each participant's annual  compensation or $13,000. Hourly employees of the Colorado Springs, Atlanta, Sun Valley, and Biddeford facilities have an employee contribution limit of the lesser of twenty-five percent (25%) of each participant’s annual compensation or $13,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company makes weekly employer matching  contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) up to three percent  (3%) of the participant's compensation of all locations except Sun Valley. For the Sun Valley participants, the company makes weekly employer matching contributions up to 3% of the participant’s compensation. The employer matching contribution for Biddeford and Atlanta goes directly into AVX Corporation Common Stock, therefore this amount is considered non-participant directed. For Myrtle Beach, Conway, Olean, Sun Valley and Colorado, this employer match is participant directed. Each year the Company also makes a fixed contribution to  the Plan equal to one percent (1%) of each participant's annual compensation, except for participants who are hourly employees at the Olean, Biddeford, Atlanta, and Sun Valley facilities. For certain members over the  age of 60, as of January 1, 1996, there is an additional fixed contribution.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $41,000 in accordance with Section 415 of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Forfeitures:

Amounts of employer fixed contributions (and discretionary for Sun Valley) under the Plan which have been forfeited and which are available for allocation as of the final  valuation date in any year, are used first to pay administrative costs and then to reduce the future employer fixed contributions. At December 31, 2003 and 2004, net forfeited non-vested accounts totaled $11,641 and $28,052, respectively. In 2004, employer contributions were not reduced by forfeited non-vested accounts.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings; and, charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions. All employee contributions are fully vested at all times.

For the Atlanta, Sun Valley, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs and discretionary contributions for Sun Valley are vested according to the following table:

	Vested Percentage
	--Company Matching --	-Discretionary Contribution-
Years of Service	Colorado Springs	Sun Valley
1 Year	0%	20%
2Year	0%	30%
3Year	0%	40%
4 Year	0%	50%
5 Year	100%	60%
6 Year		80%
7 Year		100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash  distribution equal to the full value of his or her salary reduction contribution account and the vested value of  his or her employer matching contribution account. A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or an affiliate of the Company, Kyocera Corporation American Depository Shares ("ADS"); amounts attributable to partial shares will be paid in cash. With certain limitations, participants may elect to defer distributions until a later date.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years. These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated. At December 31, 2004, interest rates ranged from 6.00% to 7.25%. All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order. Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

Expenses that arise in connection with the administration of the Plan are paid by the Plan.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted  in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of  certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the  reported amounts of income and expenses during the reporting year. Actual results could differ from  those estimates.

Valuation of Investments:

Investments are presented at estimated fair values. Investments in securities (ADS and common  stocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices. Temporary cash  is invested in the HSBC Short-term Temporary Investment Fund, shares of mutual funds and units of the common/collective trust are valued at the net asset value of shares held by the Plan at the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value. The investment in the AVX Corporation Master Trust (the “Master Trust”) is valued at the net asset value of units held by the Plan at the end of the year.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options (employer matching contributions for the employees at the Atlanta and Biddeford locations are non-participant-directed and are invested into AVX Corporation Common Stock):

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Money Market Fund

Vanguard US Treasury Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Templeton Foreign Fund
Janus Balanced Fund
Janus Fund
Vanguard Index 500 Fund
MFS Emerging Growth Fund (This fund was eliminated as an investment option in July 2003.)
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund

Master Trust

AVX Corporation Master Trust (managed by Seligman Financial Advisors)

AVX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

The market values of the following investments represent 5% or more of the Plan’s total assets available for benefits for the years ended December 31, 2003 and 2004 respectively:

December 31,	2003	2004
AVX Corporation Common Stock	$ 2,521,836	$ 2,542,440
Kyocera Corporation American Depository Shares	1,966,651	2,691,452
AVX Corporation Master Trust	2,048,812	3,239,490
Vanguard US Treasury Fund	2,225,342	4,006,457
Participant loans	1,021,282	1,540,184
Templeton Foreign Fund	741,537	1,102,174
Janus Fund	746,030	1,139,744
T. Rowe Price Spectrum Income Fund	793,916	*

Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.
During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$(826,107)
Kyocera Corporation ADS	309,523
Mutual Funds	497,549
Subtotal	(19,035)
AVX Corporation Master Trust	446,026
Total	$426,991

4.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

		December 31,
		2003	2004
Net Assets:
AVX Corporation Common Stock	$	---	$242,395

Year Ended
December 31, 2004
Changes in Net Assets:
Contributions	$63,600
Dividends	2,219
Net depreciation	(64,371)
Benefits paid to participants	(7,709)
Transfers to participant-directed investments	(2,725)
(8,986)

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to  discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In  the event of Plan termination, participants will become 100% vested in their accounts.

6.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes  a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal  income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

Participants will not be subject to income tax for  contributions made on their behalf by the Company, nor on money earned by the Plan credited to their  account until such time as they withdraw their accumulated balance.

7.	Related-Party Transactions:

Certain Plan investments are units of common/collective trusts of the Trustee. The Trustee is also the recordkeeper as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid by the Plan for the investment management services amounted to $100,695 for the year ended December 31, 2004. In addition, loans to participants qualified as party-in-interest transactions which are also exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS. As of December 31, 2003, the Plan held investments of $2,521,836 or 151,735 shares of AVX Corporation Common Stock and $1,966,651 or 29,353 shares of Kyocera Corporation ADS. As of December 31, 2004, the Plan held investments of $2,542,440 or 201,781 shares of AVX Corporation Common Stock and $2,691,452 or 34,963 shares of Kyocera Corporation ADS.

8.	Interest in AVX Corporation Master Trust :

The Plan's allocated participation in the Master Trust, as well as the individual participants' balances comprising the Plan's participation in the Master Trust, is determined by adding or deducting the participant’s allocations to, or withdrawals from, the Master Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Master Trust's net assets at the beginning of the plan year.

The Plan's allocated share of the Master Trust net assets was approximately 14.2% at December 31, 2003 and 19.1% at December 31, 2004.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

At December 31, 2003 and 2004, the net assets of the Master Trust were composed of the following:

	2003	2004
Assets:
Investments at fair value:

Common stocks	$14,298,849	$16,780,952
Common/collective trust funds	128,425	134,002
Total Investments	14,427,274	16,914,954

Cash (overdraft)	(3,364)	397

Interest and dividends receivable	36,360	32,948

Net Assets	$14,460,270	$16,948,299

The change in Master Trust net assets for the year ended December 31, 2004 was as follows:

2004
Additions:
Net appreciation in fair value of investments	$2,141,779
Interest and dividends	326,648
Total additions	2,468,427

Deductions:
Investment management expenses	83,821

Net increase from investment activity	2,384,606
Excess of fund allocations over fund withdrawals	103,423
Net increase	2,488,029

Net assets available for benefits:
Beginning of year	14,460,270
End of year	$16,948,299

The accounting policies of the Master Trust regarding basis of accounting, valuation of investments and investment transactions and investment income are the same as those for the Plan.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

9.	Transfers Into Plan:

During the first quarter of 2004, the accounts from employees of AVX Filters Corporation located in Sun Valley, hourly-paid employees at the AVX Tantalum Corporation location in Biddeford, hourly-paid employees at the Colorado Springs location and hourly-paid employees at the Atlanta location were transferred from the AVX Corporation Retirement Plan to the AVX 401(k) Plan. The line item in the statement of changes in net assets called “Transfers into Plan” includes the $4,879,145 which was transferred at that time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	July 18, 2005

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,927,802	$2,542,440

*	Kyocera Corporation	American Depository Shares	**	2,691,452

	Vanguard US Treasury Fund	Money Market Fund	**	4,006,457

	T. Rowe Price Spectrum Income Fund	Mututal Fund	**	673,494
	Janus Balanced Fund	Mututal Fund	**	941,870
	Vanguard Index 500 Fund	Mututal Fund	**	1,030,262
	Janus Fund	Mututal Fund	**	1,139,744
	Templeton Foreign Fund	Mututal Fund	**	1,102,174
	Lord Abbett Mid-Cap Value Fund	Mututal Fund	**	813,212
	PIMCO Total Return Fund	Mututal Fund	**	747,297
				6,448,053

*	AVX Corporation	Master Trust	**	3,239,490

*	HSBC Bank USA Short-term Temporary Investment Fund	Common/collective trust	**	120,604

*	Participant Loans	Interest rates ranging from 6% - 7.25% and maturing through 2010.	**	1,540,184

		Total Investments		$20,588,680

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
For Year Ended December 31, 2004

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

AVX Corporation	Common Stock	$ 959,937	$ 896,113	n/a	---	$ 959,937	$ 896,113	$ (63,824)
AVX Corporation	Common Stock	1,002,857	982,553	n/a	---	1,002,857	982,553	(20,304)